

Gemist, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Gemist, Inc. Management

We have reviewed the accompanying financial statements of Gemist, Inc (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 13, 2025

GEMIST, INC
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	626,052	1,330,826
Accounts Receivable	141,849	82,564
Inventory	166,237	165,024
Other Current Assets	14,167	11,297
Total Current Assets	948,306	1,589,711
Non-Current Assets:		
Intangible Assets - net	324,044	472,869
Total Non-Current Assets	324,044	472,869
TOTAL ASSETS	1,272,350	2,062,580
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	12,784	8,875
Unearned Revenue	25,606	-
Other Current Liabilities	5,727	1,012
Total Current Liabilities	44,118	9,887
Non-Current Liabilities:		
Long-Term Notes Payable	59,194	60,438
Total Non-Current Liabilities	59,194	60,438
TOTAL LIABILITIES	103,312	70,325
EQUITY		
Common Stock	58	50
Preferred Stock	265	176
APIC	7,233,927	6,229,026
Accumulated Deficit	(6,065,212)	(4,236,996)
TOTAL EQUITY	1,169,038	1,992,255
TOTAL LIABILITIES AND EQUITY	1,272,350	2,062,580

See Accompanying Notes to these Unaudited Financial Statements

GEMIST, INC
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Sales	23,983	34,949
SaaS Revenue	487,735	79,500
Service Income	108,536	201,190
Discounts & Refunds	-	1,405
Cost of Goods Sold	193,324	53,134
Gross Profit	426,930	261,101
Operating Expenses		
Contractors	1,153,798	596,494
Payroll Expenses	578,031	404,510
Research & Development	22,414	5,267
Advertising & Marketing Expenses	103,339	7,907
General & Administrative Expenses	204,821	166,116
Legal & Professional Expenses	69,617	206,328
Amortization Expense	148,825	195,052
Total Operating Expenses	**2,280,844**	**1,581,675**
Total Loss from Operations	**(1,853,915)**	**(1,320,574)**
Other Income (Expense)		
Interest Income	27,923	9,174
Other Income	-	115
Interest Expense	(2,225)	(2,450)
Other Expenses	-	(228,244)
Total Other Income (Expense)	**25,699**	**(221,406)**
Net Income (Loss)	**(1,828,216)**	**(1,541,980)**

See Accompanying Notes to these Unaudited Financial Statements

GEMIST, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock - Series Seed-2			Retained earnings	Total Shareholder's
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/23	-	-	-	-	3,992,918	(2,711,670)	1,281,248
Issuance of Common Stock	1,663,104	50	5,852,601	176	-	-	225
Additional Paid in Capital	-	-	-	-	2,236,107	-	2,236,107
Prior period adjustment	-	-	-	-	-	16,654	16,654
Net income (loss)	-	-	-	-	-	(1,541,980)	(1,541,980)
Ending balance at 12/31/23	1,663,104	50	5,852,601	176	6,229,026	(4,236,996)	1,992,255
Issuance of Common Stock	265,757	8	2,991,328	90	-	-	98
Additional Paid in Capital	-	-	-	-	1,004,902	-	1,004,902
Net income (loss)	-	-	-	-	-	(1,828,216)	(1,828,216)
Ending balance at 12/31/24	1,928,861	58	8,843,929	265	7,233,927	(6,065,212)	1,169,039

See Accompanying Notes to these Unaudited Financial Statements

GEMIST, INC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,828,216)	(1,541,980)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization Expense	148,825	195,052
Accounts Receivable	(59,285)	(81,805)
Inventory	(1,213)	4,752
Other Current Assets	(2,870)	(4,481)
Accounts Payable	3,910	(9,747)
Unearned Revenue	25,606	(2,802)
Other Current Liabilities	4,715	(14,533)
Prior Period Adjustment	-	16,654
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	119,687	103,091
Net Cash provided by (used in) Operating Activities	(1,708,528)	(1,438,889)
INVESTING ACTIVITIES	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Long-Term Notes Payable	(1,244)	(1,431)
Common Stock	8	50
Preferred Stock	90	176
APIC	1,004,902	2,236,107
Net Cash provided by (used in) Financing Activities	1,003,755	2,234,902
Cash at the beginning of period	1,330,826	534,814
Net Cash increase (decrease) for period	(704,773)	796,013
Cash at end of period	626,053	1,330,826

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Gemist, Inc was formed in Delaware on July, 23rd 2018, originally named "Madeline's Ring Co.", and changed its name to Gemist, Inc on June, 28th 2019. The company earned revenue by selling direct-to-consumer custom jewellery until early 2023. In 2023, the company went to market with a B2B SaaS-based licensing platform for jewelry brands, manufacturers, and retailers. The platform provides virtual jewelry customization experiences and 2D/3D renders. The Company's headquarters is in Los Angeles, California. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The company derived 65% of its 2024 recurring revenue from two customers with common ownership: East West Gem Co and Created. For its renders, the company has a single supplier for 2D and 3D renders (Sarkissian), which are essential to their platform service delivery. The company believes it could find a replacement for 2D renders without significant disruption in services, but it does not have a viable alternative option for 3D render vendors.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $626,052 and $1,330,826 in cash as of December 31, 2024 and December 31, 2023, respectively.

<u>Accounts Receivable</u>

Receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, though this is dependent on the terms arranged between the Company and the customer.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company did not deem an allowance was necessary as of December 31, 2024.

Inventory

Inventory consisted primarily of raw materials and finished goods, which the Company uses for the white-label section of their business. Inventory at December 31, 2024 and December 31, 2023 stands at $166,237 & $165,024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues via SaaS Licensing. This involves other entities utilising the company's customization platform for jewelry appearance alteration. The Company's payments are generally collected within thirty (30) days of time of service or initiation of services. The Company's primary performance obligation is to ensure quality graphics and easy to use design tools are maintained for use on the platform.

The Company also generates revenues via Render Licensing. This involves the delivery of 2D or 3D renders for website viewing and use. The Company's payments are generally collected within thirty (30) days of time of service or initiation of services. The Company's primary performance obligation is to ensure quality graphics and easy to use design tools are maintained for use on the platform.

Lastly, the Company generates revenues by selling white-label jewelry. The Company's payments are generally collected within thirty (30) days of time of service or initiation of services. The Company's primary performance obligation is to ensure that items are sold and delivered on time with quality expected.

The Company also receives revenue from marketing services, web-hosting and other service fees. The Company's payments are generally collected within thirty (30) days of time of service or initiation of services. The Company's performance obligation is to ensure services are delivered as efficiently as possible with work done at the highest quality.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of travel, insurance, office supplies, rent expenses and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Notes Payable

The Company acquired an SBA loan on June 27, 2020. The original note amount was $61,600.00 at an interest rate of 3.75% per annum. Payments are made monthly with an installment of $301.00 over a 30-year period. The balance of the loan on December 31, 2023, is $59,193.

NOTE 6 – EQUITY

The Company has authorized 45,000,000 of common shares with a par value of $0.00003 per share. 1,663,104 and 1,928,861 shares were issued and outstanding as of 2023 and 2024 respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 21,205,350 of preferred shares with a par value of $0.00003 per share of which 11,017,495 was designated as Series Seed Preferred Stock and 10,187,855 was designated as Series Seed-2

Preferred Stock. 5,852,601 and 8,843,929 Series Seed-2 Preferred shares were issued and outstanding as of 2023 and 2024 respectively.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2024, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 13, 2025, the date these financial statements were available to be issued.

East West Gem Co., the largest customer, renegotiated its contract to a lower recurring fee starting in March 2025 due to a migration away from the current sales platform. The decrease in revenues for the Company is still to be determined.